FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

Press Release(s) June 2009

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                                                                                                                             NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: July 7, 2009

BY:

Chris Robbins

It’s       Vice President

(Title)

ANGLO SWISS RESOURCES INC.

Suite 309 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

July 7, 2009

Securities & Exchange Commission	VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per:

Chris Robbins

Vice  President

June 17, 2009

Anglo Swiss Resources Completes Metallurgical Study for 93% Gold Recovery at the Kenville Gold Mine

Vancouver, British Columbia Anglo Swiss Resources Inc. (TSX Venture: ASW) (OTCBB: ASWRF) (FRANKFURT: AMO.F), June 17, 2009, 8:00 am EST - announces that G&T Metallurgical Services Ltd. of Kamloops, British Columbia has completed a Metallurgical Scoping Study for the company’s Kenville Gold Mine Project near Nelson, British Columbia.   G& T Metallurgical Services is an integrated mineral process research and development company with laboratories for sample preparation, mineral processing testing, mineralogical analysis and chemical analysis.

The objectives of the Kenville Property study were to: 1) assay the gold, silver, copper, and lead grades of six submitted representative mineralized rock samples, 2) prepare a composite by combining the six submitted samples, 3) determine the grindability of the composite, 4) test gravity concentration techniques to the composite sample, 5) test how the composite responds to the standard flotation technique, 6) determine possible concentrate upgrading techniques, and 7) develop a simplified mineral processing flowsheet.

The results indicated that the composite feed grade from the six submitted samples is 18 g/tonne gold, 0.94% lead, and 0.25% copper. (See News Release March 23, 2009) Approximately 70% of the gold came from the two underground Jewelry Box stope samples. The standard flotation technique recovered 98 percent of the feed gold into a concentrate of 155 g/tonne gold, 355 g/tonne silver, 12 percent lead, and 2.5 per cent copper.  By combining the gravity and flotation techniques, the result was a 93 percent gold recovery with an average concentrate grade of 200 g/tonne, 18 percent lead and 3.3 percent copper.

The grindability testing indicated the mineralized material is moderately hard at a workload of 14.6 kWh/tonne.  Once the composite was primarily sized to –100 mesh (-150 microns), the weighted average of the three gravity concentration tests resulted in a 53 percent feed gold recovery at a concentration grade of 530 g/tonne.

From the simple flowsheets developed from this scoping work, Anglo Swiss Resources has completed the preliminary design work for its Kenville Milling Facility, which includes selecting the remaining required equipment, and to determine both capital and operating costs. The Mill is scheduled to be operational by the end of the third quarter of 2009.

Edward J. Nunn, P.Eng., of Anglo Swiss Resources Inc. is the Qualified Person who has reviewed and acknowledge this press release.

About Anglo Swiss Resources Inc.

Anglo Swiss is a mineral exploration company focused on creating shareholder value through the development of its advanced staged Kenville Gold Mine property located in southeastern British Columbia.

The Kenville gold mine is one of the oldest and most prolific producers in the district, producing intermittently from 1890 to 1954, with the bulk of production from 1899 to 1912. Government records indicate that past production from 181,295 tonnes mined totaled over 2.0 tonnes of gold. Exploration and development is currently underway to re-establish a NI 43-101 compliant gold resource while the existing mill facility is expanded to allow initial production in 2009.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.

Sign up for free SMS News Release service, simply text ASW2 in the body of the text message to 32075 or visit the Mobile FRC link at the Company’s website. Please visit the company's website at www.anglo-swiss.com.

Company contacts:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations Contacts:

Canada

Jeff Walker or Grant Howard

The Howard Group Inc.

Toll Free: 1-888-221-0915

www.howardgroupinc.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

June 29, 2009

Anglo Swiss Resources Kenville Gold Mine Property Rebuilds Onsite Assay Lab

Vancouver, British Columbia Anglo Swiss Resources Inc. (TSX Venture: ASW) (OTCBB: ASWRF) (FRANKFURT: AMO.F), June 29, 2009, 8:00 am PST - announces that the Company has reactivated its gold/silver in-house assaying laboratory at its Kenville Gold Project near Nelson, BC.  The laboratory is now in use for sample preparation and gold fire assaying.  The Company reactivated the laboratory so that gold/silver assay “turn-around” time could be reduced from two-to-three weeks to eight hours.  The needs and benefits from prompt assay returns for: 1) reconnaissance exploration, 2) mine development, 3) grade control, 4) mineral processing research, and 5) control of milling operations more than offset the assay laboratory expense.

The assay laboratory includes a sample preparation system.  This is a process of converting samples of mineralized materials from a large sample collected from an exploration area or the mine into finely divided homogeneous powders suitable for chemical or other such analyzes.   This is accomplished by the mechanical reduction (crushing and pulverizing) of the mineralized rock to a smaller particle size alternating with the reduction of sample volume by an unbiased splitting process.  The assay method is fire assay, which is a chemical fusion method for separating, concentrating, and measuring the content of gold and silver.  For comparison purposes, there are at least two fire assays per sample since the Kenville gold deposit does have a nugget effect.  Because of this effect, if the results are different, then the sample is then reassayed.

The assay laboratory also includes screening equipment for crushed rock, sand & gravel, and mineral processing slurry size analyzes purposes.  Samples for the upcoming NI 43-101 Gold Resource Evaluation purposes are still sent to two independent laboratories (International Plasma Laboratory and Assayers Canada) in Vancouver for assaying purposes.

About Anglo Swiss Resources Inc.

Anglo Swiss is a mineral exploration company focused on creating shareholder value through the development of its advanced staged Kenville Gold Mine property located in southeastern British Columbia.

The Kenville gold mine is one of the oldest and most prolific producers in the district, producing intermittently from 1890 to 1954, with the bulk of production from 1899 to 1912. Government records indicate that past production from 181,295 tonnes mined totaled over 2.0 tonnes of gold. Exploration and development is currently underway to re-establish a NI 43-101 compliant gold resource while the existing mill facility is expanded to allow initial production in 2009.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.

Sign up for free SMS News Release service, simply text ASW2 in the body of the text message to 32075 or visit the Mobile FRC link at the Company’s website. Please visit the company's website at www.anglo-swiss.com.

Company contacts:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations Contacts:

Canada

Jeff Walker or Grant Howard

The Howard Group Inc.

Toll Free: 1-888-221-0915

www.howardgroupinc.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

June 30, 2009

Anglo Swiss Resources Assays With 10 of 32 Samples above 100 g/t Gold over 178 Meter Strike

Vancouver, British Columbia Anglo Swiss Resources Inc. (TSX Venture: ASW) (OTCBB: ASWRF) (FRANKFURT: AMO.F), June 30, 2009, 8:00 am EST announces assay results from its continuing NI 43-101 compliant underground sampling program on the lower Main Haulage 257 level at the Company’s historic Kenville Gold Mine Property.  The results of the program include 10 of the 32 gold assays above 100 gm per tonne (2.92 oz/ton) with the highest value at 319.3 gm/tonne (9.31 oz/ton). The results given below complete the assay program along the 178-metre North Yule Vein drift.

The present exploration program is to complete an extensive underground sampling program for the 257 Level so that a geological model can be developed which will determine a Mineral Resource for the 257 level, one of seven known levels making up the Kenville Gold Mine footprint.  A NI 43-101 compliant Geological Report is expected from the Company’s consultant, Munroe Geological Services, in early July 2009.

The underground samples (of an approximate weight of two kilograms) were primarily taken along the footwall portion of the vein since it was previously mined (stoped) above the drift. The North Yule Vein drift is open to depth.  Two independent companies performed the assays: 1) Assayers Canada, and 2) International Plasma Labs Ltd.

.                   Vein         IPL      Assayers     IPL       Assayers         IPL        Assayers

Sample       Thickness    Au        Canada        Ag       Canada           Cu          Canada

                  cm          g/tonne  Au g/tonne  g/tonne  Ag g/tonne          %           Cu %

NY-16-09         18              2.88              16.29               4.7             11.3                   0.023       0.121

NY-17-09         40            19.35              16.15              5.5                8.8                   0.027       0.137

NY-18-09         30            11.98              10.10            12.8              12.4                   0.234       0.524

NY-19-09         30              2.24                2.02             2.6                 3.6                   0.048       0.246

NY-27-09         18            79.30              85.10           50.5               54.7                   0.301       0.697

NY-42-09         30            12.61              20.03             8.1                 9.7                   0.003       0.013

NY-43-09         30            20.42              35.99             8.9               10.8                   0.007       0.033

NY-44-09         20          127.44            117.30           51.3               52.0                   0.206       0.490

NY-45-09         20          150.08            151.60           58.0               59.1                   0.312       0.704

NY-46-09         60         111.04             109.50           83.3               78.0                   0.268       0.631

NY-60-09         15         118.01             116.60           38.5               44.8                   0.004       0.023

NY-62-09         18         127.94               133.1           57.0               52.4                   0.217       0.524

NY-63-09         20           79.38               90.00           34.8               41.1                   0.037       0.182

NY-64-09         20         303.29             319.30         114.8               97.1                   0.322       0.735

NY-65-09         15            6.83                  6.98             2.1                 1.9                   0.004       0.017

NY-66-09         15        162.88              155.50           86.3               44.9                    0.731        >1.0

NY-67-09         15        126.80              132.60           48.2               37.1                    0.298       0.701

NY-68-09         13          44.36                48.53           46.8               31.7                    0.316       0.718

NY-69-09         10          49.84                45.77           20.9               22.0                    0.037       0.193

NY-70-09         15          97.81                88.33           83.5               70.0                    0.201       0.480

NY-71-09         13          40.16                45.23           17.8               30.5                    0.040       0.188

NY-75-09         15            9.93                11.94           10.5                 7.6                    0.013       0.062

NY-76-09         20        158.67              149.00           58.6               56.5                    0.049       0.224

NY-77-09         10          18.02                22.19             5.3                 6.9                    0.003       0.012

NY-78-09         25            0.22                  0.57             0.8                 0.6                    0.000       0.002

NY-79-09         20          60.62                74.60           40.8               31.3                    0.008       0.035

NY-80-09         10          19.50                21.80             7.8                 8.2                    0.003       0.015

NY-81-09         13          11.81                12.51             4.0                 5.5                    0.001       0.006

NY-82-09         10          40.38                42.47           21.7               18.2                    0.005       0.024

NY-83-09         10          25.55                17.17             8.5                 5.5                    0.002       0.008

NY-83A-09       8         233.45              230.70           73.3             101.0                   0.054       0.242

NY-84-09          5           40.14                40.72           24.6               18.0                   0.003       0.015

The underground vein sample results given above are the third of four sets of samples taken for this exploration program.  There are approximately 280 underground samples taken for the existing 257 level-exposed vein faces.  This program is the first phase of resource determination, which will later include a major underground and surface drilling program.  The applications for these drilling programs have been submitted to the British Columbian Ministry of Energy, Mines & Petroleum Resources for approval.

Edward J. Nunn, P.Eng., of Anglo Swiss Resources Inc. is the Qualified Person who has reviewed and acknowledge this press release.

About Anglo Swiss Resources Inc.

Anglo Swiss is a mineral exploration company focused on creating shareholder value through the development of its advanced staged Kenville Gold Mine property located in southeastern British Columbia.

The Kenville gold mine is one of the oldest and most prolific producers in the district, producing intermittently from 1890 to 1954, with the bulk of production from 1899 to 1912. Government records indicate that past production from 181,295 tonnes mined totaled over 2.0 tonnes of gold. Exploration and development is currently underway to re-establish a NI 43-101 compliant gold resource while the existing mill facility is expanded to allow initial production in 2009.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.

Sign up for free SMS News Release service, simply text ASW2 in the body of the text message to 32075 or visit the Mobile FRC link at the Company’s website. Please visit the company's website at www.anglo-swiss.com.

Company contacts:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations Contacts:

Canada

Jeff Walker or Grant Howard

The Howard Group Inc.

Toll Free: 1-888-221-0915

www.howardgroupinc.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.